December 18, 2014

VIA EDGAR

Ms. Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I (the “Registrant”)
Columbia Global Technology Growth Fund (the “Fund”)
Post-Effective Amendment No. 211
File Nos. 2-99356; 811-04367

Dear Ms. O’Neal-Johnson:

This letter responds to comments received from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on December 16, 2014 for the above-referenced Post-Effective Amendment (“Filing”). Comments and responses are outlined below.

Comment 1:	The Fund’s 80% policy does not define technology companies. Consider adding a definition of technology companies.

Response:	The first paragraph under the Principal Investment Strategies in the Summary of the Fund and More Information About the Fund sections of the prospectus is revised as follows:

Under normal circumstances, the Fund invests at least 80% of net assets (including the amount of any borrowings for investment purposes) in equity securities (including, but not limited to, common stocks, preferred stocks and securities convertible into common or preferred stocks) of technology companies that may benefit from technological improvements, advancements or developments. For these purposes, technology companies are those companies that, in the opinion of the Fund’s investment manager, use technology extensively to improve their business processes, applications and opportunities or seek to grow through technological developments and innovations. Technology companies include companies in technology-related industries or sectors, such as the information technology, communications, healthcare, media, consumer electronics, semi-conductor, internet commerce and advertising, environmental, aerospace and defense industries and sectors. The Fund may invest in companies that have market capitalizations of any size and may invest a significant amount of its assets in smaller companies.

In connection with the filing listed above, the Registrant hereby acknowledges the following:

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (617) 385-9536 or Katina A. Walker at (612) 671-6990.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga
Assistant Secretary
Columbia Funds Series Trust I